FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 18, 2002

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-(b) under the Securities Exchange Act of 1934.

Yes	No	X

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX TO EXHIBITS

Item
1.	Press release entitled, “ABN AMRO in appeal against decision Autoriteit-FM regarding stabilisation World Online”, dated September 17, 2002
2.	Annex to press release, containing further explanation

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-49198, 333-74436, 333-84044 and 333-81400.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: September 18, 2002	By: /s/ C.H.A. Collee

Name: C.H.A. Collee
Title: Member of the Managing Board

By: /s/ H. Duijn

Name: H. Duijn
Title: Secretary to the Managing Board

ABN AMRO BANK N.V.

Date: September 18, 2002	By: /s/ C.H.A. Collee

Name: C.H.A. Collee
Title: Member of the Managing Board

By: /s/ H. Duijn

Name: H. Duijn
Title: Secretary to the Managing Board

Item 1.

Amsterdam, 17 September 2002

ABN AMRO in appeal against decision Autoriteit-FM regarding stabilisation World Online

In May 2000, the Autoriteit-FM started an investigation into the Initial Public Offering of WOL, which recently was concluded. The Autoriteit-FM does not have any criticism regarding the correctness and completeness of the information contained in the prospectus. This is a confirmation of the opinion of World Online and the syndicate banks that investors had access to adequate and complete information prior to flotation.

The Autoriteit-FM fines ABN AMRO because it is of the opinion that ABN AMRO should have stabilised at a different price than the EUR 50,20 at the opening of trading of the World Online stock on 17 March 2000. This allegedly created a misleading impression. The Autoriteit-FM suggests that ABN AMRO should have stabilised at a price of EUR 43, the introduction price.

ABN AMRO will appeal this decision of the Autoriteit-FM. ABN AMRO believes that the opening price of EUR 50,20 was the only correct price, because it was based on the market equilibrium in the limited order book. Every other price would not have created a correct impression of supply and demand. This is also true for an opening price of EUR 43, at which price there would not have been an equilibrium in supply and demand either.

Discussions on a correct stabilisation price may occur in hindsight. Therefore the rules protect the stabilisator against being fined in retrospect, because the price was allegedly incorrect. Nevertheless, the Autoriteit-FM believes that it may impose an administrative fine, because a technical requirement was not met. ABN AMRO fights this opinion: it believes that it stabilised the price in accordance with the rules (please see point 1 in the annex).

ABN AMRO is of the opinion that it acted in the interest of investors and the adequate functioning of the market. It is firmly convinced that the stabilisation occurred at a correct price and was in accordance with the rules.

That the flotation was unsuccessful in retrospect is to ABN AMRO’s sincere regret, but it was caused by the dramatic turnaround in the sentiment on the stock exchange — especially for the Internet sector — in March 2000.

Annex: further explanation

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Press contacts: +31 20 6288900

Item 2.

Annex to press release
ABN AMRO: appeal against Autoriteit-FM’s fine in connection with WOL flotation

Introduction

The Autoriteit-FM’s decision relates to price stabilisation at the opening of trading in WOL stock on 17 March 2000. At introduction, a large share offering must be “absorbed” by the market within a short time frame; thus, by definition, at that moment the market is not in balance. Price stabilisation temporarily removes any surplus in offer or demand in order to create a price trend, which is not affected by the temporary imbalance. The ultimate goal is to protect investors against temporary price fluctuations.

Price stabilisation is by definition a distortion of the price. The party effecting the price stabilisation thus runs the risk of being blamed for having created a misleading impression. However, regulatory authorities worldwide, including the Securities Exchange Commission (SEC) in the United States and the Financial Services Authority (FSA) in the United Kingdom, acknowledge the importance of a price stabilisation mechanism for good market functioning and have therefore made it possible for underwriters to stabilise the price of the shares in question, by creating a so-called “safe harbour”. In the Netherlands, the safe harbour is set forth in Section 32 subsection 3 of the Further Regulations 1999.

At the opening of trading in WOL shares, ABN AMRO stabilised the price by buying 4 million shares at a price of EUR 50.20. The Autoriteit-FM confirms in the ruling that, in principle, ABN AMRO was authorised to do so. However, the Autoriteit-FM finds that the price stabilisation did not satisfy the safe harbour rule on the technical point that price stabilisation may be effected only for the account and at the risk of the syndicate of banks underwriting the flotation, and the price stabilisation created a misleading impression among investors with respect to the price of the WOL shares.
  the transfer to the stabilisation book effected by ABN AMRO (a few days after the stock introduction) of a portion of the stabilisation trades was a new transaction and should as such have been reported.

Discussion

The Autoriteit-FM’s findings will be discussed below. It will be established that:

  The rule that price stabilisation should be for the syndicate’s account has been satisfied. The Autoriteit-FM therefore incorrectly dismissed the defence of a safe harbour.
  Trading in WOL shares could not have begun unless ABN AMRO, as a sponsor, was willing to stabilise the market by buying the surplus of “at best price” selling orders which appeared unexpectedly the morning of the offering. ABN AMRO bought these shares at a price which entailed a substantial risk, but which it considered to be correct on reasonable grounds. Thus, ABN AMRO acted in accordance with the regulations and their scope. The Autoriteit-FM incorrectly held that a misleading impression was created.
  There was no need to report the transfer to the stabilisation book to the regulatory authorities, as this transfer was merely the administrative settlement of a transaction that had already been reported.

Ad 1. The price stabilisation allegedly did not satisfy the rule that the transactions performed within this context were ultimately for the account of the syndicate of underwriting banks

1.1 Why has this rule not been satisfied according to the Autoriteit-FM?

The Autoriteit-FM interprets the rule to mean that stabilisation transactions are only allowed when the stabilisation is carried out for the account and risk of all members of the syndicate.

1.2 Why does ABN AMRO believe that the Autoriteit-FM has incorrectly invoked this rule?

The scope of the rule that stabilisation is only allowed if it is carried out for the account and risk of the syndicate is that stabilisation may not be effected for the account and risk of the issuer. There would be an unacceptable conflict of interest if the issuer were to pay for the cost of stabilising its own shares. To meet the rule, it is not required that stabilisation is effected for the risk and account of all members of the syndicate. The rule only requires that stabilisation is effected for the risk and account of one or more members of the syndicate.

Since in the case of WOL the stabilisation was partly effected for the account and risk of one member of the syndicate, ABN AMRO, the rule was not violated.

Ad 2. ABN AMRO allegedly created a misleading impression of affairs among investors with respect to the price of the WOL shares

2.1 How does this criticism of the Autoriteit-FM relate to price stabilisation?

Only if ABN AMRO cannot invoke the defence of a “safe harbour”, under Section 32 subsection 3 of the FR (see 1 above), then the Autoriteit-FM’s assertion that ABN AMRO created a misleading impression among investors with respect to the price of the WOL shares needs to be addressed.

2.2 How does ABN AMRO respond to this criticism?

As a result of a large quantity of “at best price” selling orders, the circumstances prevailing at the opening of trading of WOL on 17 March 2000 were such that, without an intervention by ABN AMRO as a sponsor, the opening could not have taken place. As it believed this to be amongst its duties as a sponsor and price stabiliser, ABN AMRO made the opening at a price of EUR 50.20 possible by buying the surplus of “at best price” selling orders. ABN AMRO believes that this price was not misleading, as it accurately reflected the prevailing market sentiment.

2.3 Preliminary: what are limited orders and orders at best price?

The difference between “limited” orders and orders “at best price” played a crucial role at the opening of trading in WOL shares. For this reason, a short explanation of these terms is provided below.

Limited buying orders are orders for which the principal specifies up to what maximum price the shares may be bought. Limited selling orders are orders for which the principal specifies at what minimum price the shares may be sold. Because of these limits, limited orders tend to create a balanced market: at a low price, few shares are offered (the price is lower than the limit of most sellers) and at a high price, the demand is low (the price is higher than the limit of many buyers). The market is in equilibrium when the number of shares offered equals the demand.

Orders at best price are orders for which the principal indicates that he wants to sell or buy at the best price which can be obtained on the market, without setting a limit on the price. In the event of an order at best price, the principal does not indicate the value he attributes to the stock.

A dangerous and undesirable aspect of an order at best price is that even if the price is completely different from the price the investor was counting on, the order still stands. If the price is extremely low, an at best price selling order is nevertheless carried out: after all, the seller did not specify a limit, below which he does not want to sell. Orders at best price therefore tend to disrupt the adjustment of demand and offer.

This negative aspect of at best price orders had recently manifested itself in the Via Networks flotation in February 2000. The introduction price of Via NetWorks was EUR 21. As a result of a large surplus in at best price buying orders, the price went up to EUR 89 and subsequently fell again sharply. Because of this undesired effect on the price, shortly before the WOL flotation the Amsterdam Stock Exchange introduced the rule, in consultation with the Autoriteit-FM, that banks should discourage investors from giving at best price orders as much as possible. However, upon WOL’s introduction, this rule proved to have virtually no effect whatsoever.

2.4 What was the actual situation on 17 March 2000?

At the moment the trading in WOL stock was to start, there was a balance between offer and demand in the limited orders, at a price of around EUR 50. In addition, however, a large number of at best price selling orders had been placed during the half-hour preceding the opening. This number was considerably higher than the total of all buying orders (both at best price and limited).

This led to an unprecedented situation: no matter how low the opening price was set, the number of shares being offered would still exceed the demand. This would still have been true at a price of, for example, EUR 1. Since even at that price the at best price selling orders would continue to stand, the number of shares offered would still have exceeded the demand.

This exceptional situation would have prevented the commencement of trading. In order to get to a realistic opening price, it was necessary to take up a part of the offer surplus in order to allow an opening trade price to be established, which then enabled the market to begin trading.

2.5 Why could the WOL opening price not be established as usual?

Under normal circumstances, the opening price is established “mathematically”, simply by achieving a balance in offer and demand. With respect to this flotation, however, this was impossible, given the surplus in the at best price selling orders. The price at which the stock opened was thus based on the following grounds.

The limited orders presented a clear picture: an equilibrium at around EUR 50. However, the question was how to interpret the at best price selling orders.

At first glance, it is tempting to think that the principals of the at best price selling orders were indicating that they were expecting a rapid drop in the stock price after the opening of trading. After all, one of the reasons an investor might consider selling is that he believes that the price of his share will drop. However, this line of reasoning is not logical in this case. The investors in question had only recently bought their shares. If they expected the share price to fall immediately, it cannot be understood why they had bought at all.

There is another, much more obvious reasoning: the investors were hoping to cash in promptly on the profit to be made on their shares. At flotations investors often see this as an attractive approach as, in practice, the share price often rises immediately after the introduction. This is related to the fact that when a stock is first introduced, it is usually priced at a rather low level, which soon rises. This is advantageous to the issuing institution’s market position. Such a price increase is often very sharp in the early stages, after which the price tends to fall again. Many investors anticipate this, by subscribing for initial public offerings and then selling the allocated shares immediately after the opening of trading. In this way, they hope to profit purely from the sharp increase in the price after the start of trading opens; they have no other interest in the fund.

In all likelihood, many investors pursued this strategy with respect to the WOL stock. The entire market was expecting a price explosion with respect to WOL. There were good reasons for this: the offering was as much as 20 times oversubscribed, while the media were reporting prices of EUR 120 on the “grey market” in London. It was to be expected that, as in the case of Via NetWorks, investors who had not been allocated shares would be buying in the market. Autoriteit-FM itself drew the conclusion that “the majority of these orders were placed in order to obtain a quick profit”.

Since these investors had bought the shares recently and they were, most likely,simply aiming for a short-term gain, it cannot be maintained that the at best price selling orders indicated a true downgrading of the price. It was more likely that these orders originated with investors who anticipated a rise in the price and were looking for ways to profit immediately. The at best price orders therefore did not indicate a market sentiment which valued the shares at a lower price than the price indicated by the limited orders; on the contrary, they represented an expectation of a quick rise in price.

2.6 Why was the price indicated by the limited orders chosen?

The limited buying and selling orders presented a clear picture: an equilibrium at around EUR 50. The orders at best price did not indicate that the market valued the shares at a lower price. Not only ABN AMRO, but the entire market expected the price to rise after the opening — not only was there an oversubscription of 20 times, but institutional investors had also informed ABN AMRO that they wanted to buy additional millions of shares in the event the price did not rise too extremely (these institutions did not take a price drop into account either).

Ad 3. Reporting obligations

As indicated above, a significant portion of ABN AMRO’s stabilisation trades were ultimately for the syndicate’s account. These securities were, as is customary, transferred to the “stabilisation book”. The Autoriteit-FM is of the opinion that this transfer should have been reported to the stock exchange.

The position taken here by the Autoriteit-FM is incorrect. The purpose of reporting transactions is to reflect all transactions in the market data, including transactions outside the stock exchange. However, this transaction was not a new transaction, but a settlement of stabilisation transactions which had already been incorporated into the market data.

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